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                                                                  Exhibit 99.108

                         CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the use in this Registration Statement on Form 40-F of Transition Therapeutics Inc. of our report (which appears in Exhibit 99.14 of this Form 40-F) dated August 31, 2006 (except for note 22 which is as of October 16, 2006, note 3 which is as of February 13, 2007 and the Supplemental Financial Information which is as of June 4, 2007) relating to the revised consolidated financial statements of Transition Therapeutics Inc. as at and for the year ended June 30, 2006 which appears in Exhibit 99.2 on this Form 40-F.


/s/ PricewaterhouseCoopers LLP
Chartered Accountants, Licensed Public Accountants
Toronto, Canada
June 4, 2007